EXHIBIT 99.115

February 2, 2021

VIA SEDAR

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities for Prince Edward Island

Office of the Superintendent of Securities, the Northwest Territories

Office of the Superintendent of Securities (Nunavut)

Office of the Yukon Superintendent of Securities

Dear Mesdames/Sirs:

Re:	High Tide Inc.

On behalf of High Tide Inc., each of Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut has been added as recipient agency to this filing.

If you have any questions or comments, please do not hesitate to contact the undersigned.

Yours very truly,
Garfinkle Biderman LLP

“Jaanam Mahboobani”

Jaanam Mahboobani

JM

Encls.

Garfinkle | Biderman LLP	Tel | 416.869.1234
Dynamic Funds Tower, Suite 801, 1 Adelaide Street East, Toronto, ON M5C 2V9	Fax | 416.869.0547	www.garfinkle.com